Silver Standard Resources Inc.
Consolidated Financial Statements
December 31, 2015 and 2014

Management’s Responsibility for the Financial Statements
The preparation and presentation of the accompanying consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.
Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, has a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and as Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators and the Securities and Exchange Commission as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.
The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.
Management’s Report on Internal Control over Financial Reporting
Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2015.
PricewaterhouseCoopers LLP, our auditor, has audited the effectiveness of our internal control over financial reporting as of December 31, 2015, as stated in their report which appears herein.

"Paul Benson"	"Gregory Martin"
Paul Benson	Gregory Martin
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

February 25, 2016

Independent Auditor’s Report

To the Shareholders of Silver Standard Resources Inc.

We have completed integrated audits of Silver Standard Resources Inc. and its subsidiaries (the Company) December 31, 2015 and December 31, 2014 consolidated financial statements and their internal control over financial reporting as at December 31, 2015. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Silver Standard Resources Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014 and the consolidated statements of loss, comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2015 and December 31, 2014, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silver Standard Resources Inc. and its subsidiaries as at December 31, 2015 and December 31, 2014 and their financial performance and their cash flows for the years ended December 31, 2015 and December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter
As discussed in Note 2 (t) to the consolidated financial statements, the Company has changed its method of accounting for financial instruments in 2015 due to the early adoption of IFRS 9, Financial instruments.

Report on internal control over financial reporting
We have also audited Silver Standard Resources Inc. and its subsidiaries’ internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Silver Standard Resources Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, British Columbia
February 25, 2016

Silver Standard Resources Inc.
Consolidated Financial Statements
December 31, 2015 and 2014

Silver Standard Resources Inc.
Consolidated Statements of Financial Position
As at December 31, 2015 and 2014
(expressed in thousands of United States dollars)

	Note	December 31	December 31
		2015	2014
		$	$
Current assets
Cash and cash equivalents	4	211,862	184,643
Trade and other receivables	5	36,733	49,824
Marketable securities	6	88,184	104,785
Inventory	7	135,976	129,228
Other	8	3,979	23,338
		476,734	491,818
Non-current assets
Property, plant and equipment	9	348,712	439,074
Income tax receivable	11	18,243	—
Value added tax receivable	12	20,792	29,473
Other	8	7,196	25,884
Total assets		871,677	986,249

Current liabilities
Trade and other payables	13	53,352	56,645
Provisions	14	78,226	60,303
Debt	15	4,273	5,922
		135,851	122,870
Non-current liabilities
Deferred income tax liabilities	11	29,026	29,050
Provisions	14	51,532	57,945
Debt	15	208,085	197,134
Total liabilities		424,494	406,999

Shareholders' equity
Share capital	16	707,607	707,034
Other reserves	17	(54,805)	(12,723)
Equity component of convertible notes	15	68,347	68,347
Retained (deficit)		(273,966)	(183,408)
Total shareholders' equity attributable to our shareholders		447,183	579,250
Total liabilities and equity		871,677	986,249

Commitments (note 24(c))
Events after the reporting date (note 14)
The accompanying notes are an integral part of the consolidated financial statements
Approved by the Board of Directors and authorized for issue on February 25, 2016

"Richard D. Paterson"	"Paul Benson"
Richard D. Paterson, Director	Paul Benson, Director

Silver Standard Resources Inc.
Consolidated Statements of Loss
For the years ended December 31, 2015 and 2014
(expressed in thousands of United States dollars, except per share amounts)

	Note	2015	2014
		$	$

Revenue		375,322	300,122
Cost of sales	18	(356,482)	(263,922)
Income from mine operations		18,840	36,200

General and administrative expenses	18	(22,341)	(21,862)
Exploration, evaluation and reclamation expenses		(19,141)	(21,190)
Business acquisition costs	3	—	(5,395)
Impairment charges	10	(48,421)	(40,250)
Operating (loss)		(71,063)	(52,497)

Gain on sale of mineral property	8	—	15,913
Interest earned and other finance income	19	1,280	5,825
Interest expense and other finance expenses	19	(25,965)	(26,412)
Other (expense)	20	(6,545)	(13,441)
Foreign exchange (loss)		(11,364)	(25,203)
(Loss) before tax		(113,657)	(95,815)

Income tax (expense)	11	(10,645)	(30,578)

Net (loss) and net (loss) attributable to shareholders		(124,302)	(126,393)

Weighted average shares outstanding (thousands)
Basic	21	80,770	80,754
Diluted	21	80,770	80,754

(Loss) per share
Basic	21	($1.54)	($1.57)
Diluted	21	($1.54)	($1.57)
The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2015 and 2014
(expressed in thousands of United States dollars)

	Note	2015	2014
		$	$

Net (loss) for the period attributable to shareholders		(124,302)	(126,393)
Other comprehensive (loss) income
Items that will not be reclassified to net income or loss:
(Loss) gain on marketable securities, net of tax		(10,355)	11,811
Items that will be reclassified to net income or loss:
Unrealized (loss) on effective portion of derivative, net of tax		(613)	—
Realized loss recycled to net income or loss		—	2,258
Cumulative translation adjustment		—	35
Other comprehensive (loss) income		(10,968)	14,104
Total comprehensive (loss) attributable to shareholders		(135,270)	(112,289)
Total comprehensive (loss)		(135,270)	(112,289)
The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2015 and 2014
(expressed in thousands of United States dollars)

	Note	Common Shares		Other reserves	Equity	Retained	Total
		Shares	Amount	(note 17)	component of	(deficit)	equity
				(restated note 2(t))	convertible notes	(restated note 2(t))	(restated note 2(t))
		000's	$	$	$	$	$
Balance, January 1, 2014		80,754	707,034	(28,887)	68,347	(57,015)	689,479
Equity-settled share-based compensation	16	—	—	2,060	—	—	2,060
Total comprehensive income (loss) for the year		—	—	14,104	—	(126,393)	(112,289)
Balance, December 31, 2014		80,754	707,034	(12,723)	68,347	(183,408)	579,250
Impact of adopting IFRS 9	2(t)	—	—	(33,744)	—	33,744	—
Balance, January 1, 2015 (restated)		80,754	707,034	(46,467)	68,347	(149,664)	579,250
Exercise of stock options	16	72	573	(162)	—	—	411
Equity-settled share-based compensation	16	—	—	2,792	—	—	2,792
Total comprehensive (loss) for the year		—	—	(10,968)	—	(124,302)	(135,270)
Balance, December 31, 2015		80,826	707,607	(54,805)	68,347	(273,966)	447,183
The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2015 and 2014
(expressed in thousands of United States dollars)

	Note	2015	2014
		$	$
Cash flows from operating activities
Net (loss) for the year		(124,302)	(126,393)
Adjustments for:
Depreciation, depletion and amortization		79,983	42,311
Share-based payments		2,792	2,060
Net non-cash finance expense		23,154	20,587
(Gain) on sale of mineral property		—	(15,913)
Impairment charges and inventory write-downs		76,059	51,657
Other loss		5,717	12,994
Income tax expense		10,646	30,578
Non-cash foreign exchange loss		7,786	19,851
Net changes in non-cash working capital items	26	7,679	23,366
Cash generated in operating activities before value added taxes, interest and income taxes (paid) recovered		89,514	61,098
Value added taxes (paid)		(14,265)	(17,780)
Value added taxes recovered		14,592	30,707
Interest (paid)		(9,044)	(7,619)
Income taxes (paid) recovered		(6,688)	2,427
Cash generated by operating activities		74,109	68,833
Cash flows from investing activities
Purchase of Marigold Mine		—	(267,732)
Decrease (increase) in restricted cash		16,385	(17,621)
Purchase of property, plant and equipment		(37,280)	(19,172)
Deferred stripping expenditures		(12,540)	(31,088)
Expenditures on exploration properties		(12,679)	(4,680)
Proceeds from sale of exploration property	8	20,000	17,500
Taxes paid on sale of exploration properties		—	(16,780)
Proceeds from sale of marketable securities and other investments		438	39,249
Interest received		565	1,458
Tax deposit (paid)	11	(19,231)	—
Dividends received		—	166
Cash (used) in investing activities		(44,342)	(298,700)
Cash flows from financing activities
Proceeds from bank loan		1,534	5,922
Repayment of bank loan		(1,701)	—
Proceeds from exercise of stock options		411	—
Cash generated by financing activities		244	5,922
Effect of foreign exchange rate changes on cash and cash equivalents		(2,792)	(7,069)
Increase (decrease) in cash and cash equivalents		27,219	(231,014)
Cash and cash equivalents, beginning of period		184,643	415,657
Cash and cash equivalents, end of period		211,862	184,643
Supplemental cash flow information (note 26)
The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. ("we", "us" or "our") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Market in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration, and development of precious metal resource properties located in the Americas. We have two producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Silver Standard Resources Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our strategic focus is to optimize the production of gold and silver from our Marigold mine in Nevada, U.S. and Pirquitas mine in Argentina, respectively, and to advance, as market and project conditions permit, our project pipeline towards development and commercial production.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a)	Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The comparative information has also been prepared on this basis, details of which are given below.
These statements were authorized for issue by the Board of Directors on February 25, 2016.
The preparation of financial statements requires the use of certain critical accounting estimates. It also requires us to exercise our judgment in the process of applying our accounting policies. The areas involving judgment or complexity, or areas where assumptions and estimates are significant and could affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period, are discussed in note 2(u).

b)	Accounting convention
These consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments, which are measured at fair value as described in note 2(q).
c)Basis of consolidation
These consolidated financial statements incorporate the financial statements of Silver Standard Resources Inc. and all of our subsidiaries (note 25(b)).
(i)    Subsidiaries
Subsidiaries are all entities (including structured entities) over which we have control. We control an entity when we are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity.
The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control is transferred to us until the date that control ceases.
All intercompany transactions and balances have been eliminated on consolidation.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
d)Business combinations
A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to us and our shareholders. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to us and our shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with our inputs and processes or we could easily replicate the processes to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, we consider other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

▪	Has begun planned principal activities;

▪	Has employees, intellectual property and other inputs and processes that could be applied to those inputs;

▪	Is pursuing a plan to produce outputs; and

▪	Will be able to obtain access to customers that will purchase the outputs.
Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets and liabilities transferred. The results of businesses acquired during the period are included in the consolidated financial statements from the date of acquisition. The identifiable assets, liabilities and contingent liabilities of the businesses which can be measured reliably are recorded at provisional fair values at the date of acquisition. Provisional fair values are finalized within 12 months of the acquisition date. Acquisition-related costs are expensed as incurred. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.
e)Foreign currency translation
(i)    Functional and presentation currency
Items included in the financial statements of each of our subsidiaries are measured using the currency of the primary economic environment in which the particular entity operates (the “functional currency”). Silver Standard Resources Inc. and all of our subsidiaries have a functional currency of United States dollars.
The consolidated financial statements are presented in United States dollars.
(ii)   Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities are translated using the period end exchange rates. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of loss.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
(iii)  Subsidiaries
The results and financial position of subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

▪	Assets and liabilities are translated at the period-end exchange rate;

▪	Income and expenses for each statement of income are translated at average exchange rates for the period; and

▪	All resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.
On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to the foreign currency translation reserve. When a foreign operation is sold or control is lost, such exchange differences are recognized in the consolidated statement of loss as part of the gain or loss on sale.
f)Revenue recognition
Our primary source of revenue is from the sale of gold doré or bullion and metal-bearing concentrate. Revenue is recognized in the consolidated financial statements when the following conditions are met:

▪	the significant risks and rewards of ownership have passed to the customer;

▪	neither continuing managerial involvement, to the degree usually associated with ownership, nor effective control over the good sold, has been retained;

▪	the amount of revenue can be measured reliably;

▪	it is probable that economic benefits associated with the sale will flow to us; and

▪	the costs incurred or to be incurred in respect of the sale can be measured reliably.
Revenue from the sale of gold doré or bullion is typically recognized on the trade settlement date when funds are received.
Revenue from the sale of concentrate is recorded net of charges for treatment, refining and penalties. Net revenues from the sale of significant by-products are included within revenue. Where a by-product is not regarded as significant, sales proceeds may be credited against cost of sales.
Concentrate sales are recognized on a provisional basis using our estimate of contained metals. Final settlement is based on applicable commodity prices, based on contractually determined quotational periods, and receipt of final weights and assays, which typically occurs two to six months after shipment.
Variations between the price recorded when revenue was initially recognized and the actual final price are caused by changes in metal prices. This feature causes concentrate receivables to be measured at fair value through profit and loss (“FVTPL”).
g)Cash and cash equivalents
Cash and cash equivalents include cash on hand and held at banks and short-term investments with an original maturity of 90 days or less, which are readily convertible into a known amount of cash and excludes any restricted cash that is not available for use by us.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
h)Inventory
Stockpiled ore, leach pad inventory and finished goods are valued at the lower of average cost and estimated net realizable value (“NRV”). Cost includes all direct costs incurred in production including direct labour and materials, production stripping, freight, depreciation, depletion and amortization and directly attributable overhead costs. NRV is calculated using the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and all associated selling costs.
Any write-downs of inventory to NRV are recorded within cost of sales in the consolidated statements of loss. If there is a subsequent increase in the value of inventory, the previous write-downs to NRV are reversed up to cost to the extent that the related inventory has not been sold.
Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are derived from the current mining costs incurred up to the point of stockpiling the ore and are removed at average cost. Quantities of stockpiled ore are verified by periodic surveys.
The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process. Under this method, ore is stacked on leach pads and treated with a chemical solution that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered in doré. Costs added to heap leach inventory are derived from current mining and leaching costs and removed as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold in the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage.
Finished goods inventory includes metal concentrates at site and in transit and doré at a site or refinery or bullion in a metal account.
Materials and supplies inventories are valued at the lower of average cost and NRV. Costs include acquisition, freight and other directly attributable costs. A regular review is undertaken to determine the extent of any provision for obsolescence.
Inventory that is not planned to be processed or used within one year is classified as non-current.
i)Mineral properties
Capitalized costs of mineral properties include the following:

▪	Costs of acquiring exploration stage properties in asset acquisitions;

▪	Economically recoverable exploration and evaluation expenses;

▪	Expenditures incurred to develop mining properties;

▪	Value attributed to properties acquired in a business combination;

▪	Deferred stripping costs;

▪	Estimates of close down and restoration costs; and

▪	Borrowing costs incurred that are attributable to qualifying mineral properties.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
(i)    Exploration and evaluation expenditures
Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with acquiring the rights to explore, prospecting, sampling, mapping, diamond drilling and other work involved in searching for Mineral Resources.
Evaluation expenditures are costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of: (i) further defining the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a Mineral Resource or a Proven and Probable Mineral Reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of mineralized material is commercially justified including preliminary economic assessments, pre-feasibility and final feasibility studies.
The costs of acquiring exploration properties in an asset purchase are capitalized as an exploration and evaluation asset at cost. The cost of acquiring Mineral Resources in a business combination are recognized as a mineral property asset at fair value.
All other exploration and evaluation expenditures are expensed until it is probable that future economic benefits will flow to us. We use the following criteria to assess the economic recoverability and probability of future economic benefits:

▪
Viability: A Proven and/or Probable Mineral Reserve has been established that demonstrates a positive financial return, and/or where there is a history of conversion to Mineral Reserves at operating mines; and

▪	Authorizations: Necessary permits, access to critical resources and environmental programs exist or are reasonably obtainable.
Once future economic benefits are expected, further exploration and evaluation expenditures are capitalized at cost and recognized as an exploration and evaluation asset within property, plant and equipment. Capitalized costs are considered to be tangible assets as they form part of the underlying mineral property. No amortization is charged during the evaluation and development phase as the asset is not available for use.
(ii)   Development expenditures
Once approval has been obtained to commence the development and construction of a mine, all costs are capitalized and included in the carrying amount of the related property in the period incurred. All costs, including pre-operating costs are capitalized until the point that the mineral property is capable of operating at intended levels by us. This is determined by: (i) completion of operational commissioning of major mine and plant components; (ii) operating results being achieved consistently for a period of time; (iii) indicators that these operating results will be continued; and (iv) other factors being present, including one or more of the following: a significant portion of the plant/mill capacity being achieved; a significant portion of available funding being directed towards operating activities; a predetermined, reasonable period of time being passed; or significant milestones for the development of the mineral property being achieved.
In addition, any proceeds from sales in these periods are offset against costs capitalized.
In open pit mining operations, it is necessary to incur costs to remove waste material in order to access the ore body, which is known as stripping. Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized as part of the carrying amount of the related mining property.
Once the mineral property is capable of operating as intended, further operating costs, including depreciation, depletion and amortization, are included within inventory as incurred.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
(iii) Production stripping costs
During the production phase of a mine, where stripping activities result in improved access to ore, we recognize a non-current ‘stripping activity asset’ (“SAA”) when it is probable that the future economic benefit of the improved access will flow to us, the ore to which access has been improved is identifiable, and costs can be reliably measured. Typically identifiable components of an ore body correspond to the phases of a mine plan. Within each identifiable component, the average stripping ratio is determined; the cost of waste removal in excess of the stripping ratio is capitalized as a SAA, and the cost of waste and ore removal in line with the average stripping ratio is recorded in inventory. The SAA is amortized using a unit of production method over the period in which the improved access to the component of the ore body is achieved.
(iv) Borrowing costs
Borrowing costs attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use or sale. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to our relevant general borrowings during the period.
j)Property, plant and equipment
Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment charges.
The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.
Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.
Costs incurred for major overhaul of existing equipment and sustaining capital are capitalized as plant and equipment and are subject to depreciation once they are available for use. Major overhauls include improvement programs that increase the productivity or extend the useful life of an asset beyond that initially envisaged. The costs of routine maintenance and repairs that do not constitute improvement programs are accounted for as a cost of inventory.
k)Depreciation
The carrying amounts of plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of mine or lease, if shorter. Depreciation starts on the date when commissioning is complete. The major categories of property, plant and equipment are depreciated on a straight-line basis using the estimated lives indicated below:

Computer equipment	3 - 7 years
Furniture and fixtures	7 years
Vehicles	2 - 5 years
Mining equipment	5 - 9 years
Mobile equipment components	2 - 9 years
Buildings	Life of mine
Mine plant equipment	Life of mine
Leasehold improvements	Lease term

Land is not depreciated.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Mineral properties, including close down and restoration assets and SAA, are depreciated using the units-of-production method. In applying the units-of-production method, depreciation is calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material expected to be extracted in current and future periods based on Mineral Reserves.

We conduct an annual review of residual values, useful lives and depreciation methods employed for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.
l)Review of asset carrying values and impairment assessment
Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or at any time if an indicator of impairment is considered to exist. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
We conduct reviews to assess for any indications of impairment of asset values. External factors such as changes in current and forecast metal prices, operating costs and other market factors are also monitored to assess for indications of impairment.
If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to dispose (“FVLCTD”) and value in use (“VIU”). If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the consolidated statement of loss.
FVLCTD is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.
VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.
Impairment is normally assessed at the level of cash-generating units (“CGUs”), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.
Non-financial assets, other than goodwill, that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.
m)Share capital
Common shares issued by us are recorded at the net proceeds received which is the fair value of the consideration received less costs incurred in connection with the issue.
n)Share-based payments
Equity-settled share-based payment arrangements such as our stock option plan are initially measured at fair value at the date of grant and recorded within shareholders’ equity. Arrangements considered to be cash-settled such as the Directors’ Deferred Share Unit (“DSU”) Plan, the Restricted Share Unit (“RSU”) Plan and the Performance Share Unit (“PSU”) Plan are initially recorded at fair value and classified as accrued liabilities and subsequently remeasured at fair value at each reporting date.
The fair value at grant date of all share-based payments is recognized as compensation expense over the period for which benefits of services are expected to be derived, with a corresponding credit to shareholders’ equity or accrued liabilities depending on whether they are equity-settled or cash-settled. We estimate the fair value of stock options granted using the Black-Scholes option pricing model and estimate the expected forfeiture rate at the date of grant. The fair value of DSUs, PSUs, and RSUs is estimated based on the quoted market price of our common shares. When awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
o)Taxation
The income tax expense for the period is comprised of current and deferred tax, and is recognized in the consolidated statement of loss except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the tax is recognized in equity.
(i)   Current income tax
Current tax for each of our taxable entities is based on the local taxable profit for the period at the local statutory tax rates enacted or substantively enacted at the date of the consolidated statement of financial position.
(ii)   Deferred tax
Deferred tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is determined using tax rates and tax laws that are enacted or substantively enacted at the date of the consolidated statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.
Deferred tax assets and liabilities are not recognized if the temporary difference arises on the initial recognition of assets and liabilities in a transaction other than a business combination, that at the time of the transaction, affects neither the taxable nor the accounting profit or loss.
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by us and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available to be utilized against those deductible temporary differences. Deferred tax assets are reviewed at each reporting date and amended to the extent that it is no longer probable that the related tax benefit will be realized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and we intend to settle our current tax assets and liabilities on a net basis.
(iii)  Royalties and other tax arrangements
Royalties and other arrangements are treated as taxation arrangements when they have the characteristics of tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to an income measure. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current liabilities and included within cost of sales.
(iv)  Value added tax (“VAT”)
VAT may be paid in countries where recoverability is uncertain. In these cases, VAT payments are either deferred within mineral property costs, or expensed if related to exploration and evaluation costs. If we ultimately recover the amounts that have been deferred, the amount received will be applied to reduce mineral property costs. If the amounts were previously expensed, the recovery will be recognized in the consolidated statement of loss.

p)	Loss per share
Basic loss per share is calculated by dividing the net loss attributable to our shareholders by the weighted average number of shares outstanding during the reporting period.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Diluted loss per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and convertible notes. The “treasury stock method” is used for the assumed proceeds upon exercise of the dilutive instruments to determine the number of shares assumed to be purchased at the average market price during the period.
A portion of the convertible notes may be converted into common shares and hence the maximum dilution impact of these is determined.
q)Financial instruments
We classify our financial instruments in the following categories: at FVTPL, fair value through other comprehensive income (“FVTOCI”) or at amortized cost.

(i)	Classification
We determine the classification of financial instruments at initial recognition.
Financial assets

•
Debt The classification of debt instruments is driven by our business model for managing the financial assets and their contractual cash flow characteristics. A debt instrument is measured at amortized cost if the objective of the business model is to hold the debt instrument for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current or non-current assets based on their maturity date. If the business model is not to hold the asset, it is classified as FVTPL.

•
Equity Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition we can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI.

Financial liabilities Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or we have opted to measure at FVTPL.

(ii)	Measurement
Financial assets and liabilities at FVTPL Financial assets and liabilities at FVTPL are initially recognized at fair value and transaction costs are expensed in the consolidated statement of loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the consolidated statement of loss in the period in which they arise. Where we have opted to recognize a financial liability at FVTPL, any changes associated with our own credit risk will be recognized in other comprehensive loss.
Financial assets at FVTOCI Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive loss.
Financial assets and liabilities at amortized cost Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.
Derivative financial instruments When we enter into derivative contracts, these are intended to reduce the exposures related to assets and liabilities, or forecast transactions.
Derivatives embedded in financial liabilities are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. However, the classification approach described above is applied to all financial assets, including those that contain embedded derivatives, without the need to separate the embedded derivative from the host contract. Commodity-based embedded derivatives resulting from provisional sales prices of metals in concentrate are classified as FVTPL with changes in value recognized in revenue.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(iii)	Impairment of financial assets
Impairment of financial assets at amortized cost We recognize a loss allowance for expected credit losses on financial assets that are measured at amortized cost.
At each reporting date, we measure the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, we measure the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

(iv)	Derecognition
Derecognition of financial assets and liabilities Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, canceled or expired. Gains and losses on derecognition are recognized within finance income or other income and finance costs, respectively. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive loss.

(v)	Fair value of financial instruments
The fair values of quoted investments are based on current prices. If the market for a financial asset is not active (and for unlisted securities), we establish fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the financial asset’s specific circumstances.

(vi)	Hedge accounting
Derivative Instruments Derivative instruments are recorded at fair value on the consolidated statement of financial position, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecast transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the consolidated statement of financial position unless there is a legal right to offset and intent to settle on a net basis.
Fair Value Hedges Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of loss, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk.
Cash Flow Hedges The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statement of loss. Amounts accumulated in equity are transferred to the consolidated statements of loss in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.
When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statements of loss when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statement of loss.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Non-Hedge Derivatives Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statement of loss.
r)Provisions for close down and restoration and for environmental clean-up costs
Close down and restoration costs include dismantling and demolition of infrastructure, the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs. The cost estimates are updated during the life of the operation to reflect known development, e.g. revisions to cost estimates and to the estimated lives of the operations, and are subject to formal reviews at regular intervals.
The initial closure provision together with changes resulting from changes in estimated cash flows or discount rates are adjusted within the asset to which the provision relates. These costs are then depreciated over the life of the asset to which they relate, typically using the units-of-production method. The accretion or unwinding of the discount applied in establishing the net present value of provisions is charged to the consolidated statement of loss as a finance expense.
s)Leases
Leases which transfer substantially all of the benefits and risks incidental to the ownership of property are accounted for as finance leases. Finance leases are capitalized at the lease commencement at the lower of the fair market value of the leased property and the net present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charge. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.
All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.
t)Change in accounting policies
(i)Financial instruments under IFRS 9, Financial Instruments: Classification and Measurement (“IFRS 9”)
We have early adopted all of the requirements of IFRS 9 as of April 1, 2015. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple rules in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so our accounting policy with respect to financial liabilities is unchanged. Our policy is disclosed in note 2(q).
As a result of the early adoption of IFRS 9, we have changed our accounting policy for financial assets retrospectively, for assets that were recognized at the date of application. The change did not impact the carrying value of any of our financial assets on transition date. The main area of change is the accounting for equity securities previously classified as available for sale.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
We completed a detailed assessment of our financial assets and liabilities as at April 1, 2015. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	Original classification	New classification
Financial assets/liabilities	IAS 39	IFRS 9
Cash and cash equivalents	FVTPL	FVTPL
Marketable securities	Available-for-sale	FVTOCI
Marketable securities	FVTPL	FVTOCI
Trade receivable	Amortized cost	Amortized cost
Concentrate trade receivables	Embedded derivative separately identified as FVTPL	Whole contract FVTPL
Trade payable	Amortized cost	Amortized cost
Share-based payment accruals	FVTPL	FVTPL
Debt	Amortized cost	Amortized cost
We elected to classify our marketable securities as FVTOCI as they are not considered to be held for trading, and this presentation will prevent the consolidated statement of loss from being impacted by value changes of these non-operating assets to approximately represent results of our core operating assets.
As we are not restating prior periods, we have recognized the effects of retrospective application at the beginning of the annual reporting period that includes the date of initial application. Therefore, the adoption of IFRS 9 resulted in a decrease to opening retained deficit on January 1, 2015 of $33,744,000 with a corresponding adjustment to accumulated other comprehensive loss.
(ii)IFRS 7 amendments
IFRS 7, Financial Instruments: Disclosure has been amended to require additional disclosures on transition from IAS 39 to IFRS 9. These amendments are effective upon adoption of IFRS 9. As such, we have adopted these amendments as at April 1, 2015.
(iii)Hedge accounting
In addition to the early adoption of IFRS 9, we also applied hedge accounting during the nine months ended December 31, 2015. Our policy is disclosed in note 2(q)(vi).
As at December 31, 2015, we had entered into certain contracts to hedge the cost of diesel, with the objective of reducing the volatility of reported income from mine operations (note 24(a)(i)). We have applied hedge accounting for these contracts where applicable.
(iv)Adopted IFRS pronouncements
The following new and amended IFRS pronouncements were adopted during 2015:
IFRS 8, Operating Segments was amended to require disclosure of the judgments made by management in aggregating operating segments, including a description of the segments which have been aggregated and the economic indicators which have been assessed in determining that the aggregated segments share similar economic characteristics. The amendment was effective for annual periods commencing on or after July 1, 2014 and does not have a material impact on our consolidated financial statements.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
u)Significant accounting judgments and estimates
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgments and estimation is contained in the accounting policies and/or notes to the consolidated financial statements, and the key areas are summarized below.
Areas of judgment that have the most significant effect on the amounts recognized in the consolidated financial statements are:

▪	Review of asset carrying values and impairment assessment;

▪	Mineral Reserves and Mineral Resources estimates;

▪	Determination of deferred stripping activities;

▪	Determination of useful lives of property, plant and equipment;

▪	Valuation of inventory;

▪	Close down and restoration provision;

▪	Deferred tax assets and liabilities;

▪	Functional currency;

▪	Contingencies; and

▪	Assessment of fair value of assets acquired in a business combination.
Key sources of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements are:

▪	Review of asset carrying values and impairment assessment;

▪	Mineral Reserves and Mineral Resources estimates;

▪	Valuation of inventory;

▪	Close down and restoration provision;

▪	Determination of the fair values of share-based compensation;

▪	Valuation of financial instruments;

▪	Deferred tax assets and liabilities;

▪	Contingencies; and

▪	Assessment of fair value of assets acquired in a business combination.
Each of these judgments and estimates is considered in more detail below.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Review of non-current asset carrying values and impairment assessment
In accordance with our accounting policy (note 2(l)), each asset or CGU is evaluated every reporting period to determine whether there are any indicators of impairment. If any such indicators exist, which is often judgment-based, a formal estimate of recoverable amount is performed and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU of assets is measured at the higher of FVLCTD or VIU.

The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, metal prices and forecasts, production budgets and forecasts, and life-of-mine estimates.

The determination of FVLCTD and VIU requires management to make estimates and assumptions about expected production based on current estimates of recoverable Mineral Reserves, commodity prices, operating costs, taxes and export duties, inflation and foreign exchange, salvage value, future capital expenditures and discount rates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in the consolidated statements of loss.

Mineral Reserves and Mineral Resources estimates We estimate Mineral Reserves and Mineral Resources based on information prepared by Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Mineral Reserves are used in the calculation of depreciation, amortization and impairment charges, for forecasting the timing of the payment of close down and restoration costs, and future taxes. In assessing the life of a mine for accounting purposes, Mineral Resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating Mineral Reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of Mineral Reserves and may, ultimately, result in Mineral Reserves estimates being revised. Such changes in Mineral Reserves could impact on depreciation and amortization rates, asset carrying values and the provision for close down and restoration.

Determination of deferred stripping activities We determine whether stripping costs incurred during the production phase of a surface mining operation provide improved access to a component of an ore body that will be mined in a future period, and whether the costs can be reliably measured. We have to apply judgment when identifying components of the mine over which stripping costs are capitalized, in estimating the average stripping ratio for each component, and in using judgment to determine the period over which the SAA is amortized.

Determination of useful lives of property, plant and equipment We use the units-of-production method to depreciate mineral property expenditures, whereby depreciation is calculated using the quantity (either tonnes or ounces) of ore extracted from the mine in the period as a percentage of the total quantity of ore expected to be extracted in current and future periods based on Mineral Reserves. As noted above, there are numerous uncertainties inherent in estimating Mineral Reserves. Other assets are depreciated using the straight-line method, which includes significant management judgment to determine useful lives and residual values.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Valuation of inventory
Stockpiled ore and finished goods
Stockpiled ore and finished goods are valued at the lower of average cost and NRV. NRV is calculated as the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. The determination of forecast sales price, recovery rates, grade, assumed contained silver in stockpiles and production and selling costs requires significant assumptions that may impact the stated value of our inventory and lead to changes in NRV.
Leach pad inventory
In determining the value of the leach pad, we make estimates of quantities and grades of ore stacked on leach pads and in-process, and the recoverable gold in this material to determine the total inventory. Changes in these estimates can result in a change in carrying amounts of inventory, as well as cost of sales.
Material and supplies inventory
In determining the value of material and supplies inventory, we make estimates of amount to be used and realizable value through disposals or sales. Changes in these estimates can result in a change in carrying amounts of inventory, as well as cost of sales.
Close down and restoration provision Close down and restoration costs are a consequence of exploration activities and mining, and the majority of close down and restoration costs are incurred near the end of the life of a mine. Our accounting policy requires the recognition of such provisions when the obligation occurs. The initial provisions are periodically reviewed during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations. Although the ultimate cost to be incurred is uncertain, we estimate our costs based on studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the discount applied in establishing the net present value of the provision, are capitalized within property, plant and equipment and depreciated over the lives of the assets to which they relate.
The ultimate magnitude of these costs is uncertain, and cost estimates can vary in response to many factors including changes to the relevant legal requirements, whether closure plans achieve intended reclamation goals, the emergence of new restoration techniques or experience at other mine sites, local inflation rates and exchange rates when liabilities are anticipated to be settled in a currency other than the United States dollar. The expected timing of expenditure can also change, for example, in response to changes in Mineral Reserves, production rates or economic conditions. As a result there could be significant adjustments to the provision for close down and restoration, which would affect future financial results.
Determination of the fair value of share-based compensation The fair value of share options and other forms of share-based compensation granted is computed to determine the relevant charge to the consolidated statement of loss. In order to compute this fair value, we use option pricing models that require management to make various estimates and assumptions in relation to the expected life of the awards, volatility, risk-free interest rates, and forfeiture rates.
Valuation of financial instruments We are required to determine the valuation of our convertible notes (at inception), and our metal concentrate accounts receivable. The convertible notes valuation required discounted cash flow analysis that involved various estimates and assumptions, whilst the valuation of the accounts receivable requires estimates of settlement dates and relies on market-based forward metal prices at those settlement dates.
Deferred tax assets and liabilities The determination of our tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. We also make estimates of future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Functional currency The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in note 2(e).
Contingencies Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal, tax or regulatory proceedings that are pending against us or unasserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, we evaluate with our legal counsel the perceived merits of any legal, tax or regulatory proceedings, unasserted claims or actions. Also evaluated are the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets or liabilities are not recognized in the consolidated financial statements.
Assessment of fair value of assets acquired in a business combination Judgment is required to determine whether we acquired a business under the definition of IFRS 3, Business combinations ("IFRS 3"), and also the acquisition date when we obtained control over the business, which was the date that consideration is transferred and when we assumed the assets and liabilities.
Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the date of acquisition. The valuation of certain assets and liabilities requires significant management estimates and judgment. The value of the leach pad inventory requires an estimation of recoverable ounces, production profile, future metal prices and costs to complete the production process. Property, plant and equipment requires judgment over the appropriate fair value methodology to appraise the assets and various assumptions around estimated useful lives and current replacement costs. The mineral property valuation is based upon estimates of Mineral Reserves and Mineral Resources used in our life of mine plan, as well as estimates of future metal prices, production, operating and capital costs, and economic assumptions around inflation rates and discount rates.
v)Future accounting changes
The following new standard has been issued but is not yet effective:

Revenue from contracts with customers
The IASB has replaced IAS 18, Revenue in its entirety with IFRS 15, Revenue from contracts with customers (“IFRS 15”) which is intended to establish a new control-based revenue recognition model and change the basis for deciding whether revenue is to be recognized over time or at a point in time. IFRS 15 is effective for annual periods commencing on or after January 1, 2017. We are currently evaluating the impact the standard is expected to have on our consolidated financial statements.

Leases
The IASB has replaced IAS 17, Leases in its entirety with IFRS 16, Leases (“IFRS 16”) which will require lessees to recognize nearly all leases on the balance sheet which will reflect their right to use an asset for a period of time and the associated liability to pay rentals. IFRS 16 is effective for annual periods commencing on or after January 1, 2019. We are currently evaluating the impact the standard is expected to have on our consolidated financial statements.

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	PURCHASE OF MARIGOLD MINE

On April 4, 2014, we completed the acquisition of a 100% interest in the Marigold mine, an open pit operating gold mine in Nevada, U.S., from subsidiaries of Goldcorp Inc. and Barrick Gold Corporation for a purchase price of $267,732,000 after post-closing adjustments. The purchase price was paid in cash from our existing cash on hand.

The acquisition is a business combination and has been accounted for in accordance with the measurement and recognition provisions of IFRS 3, Business Combinations ("IFRS 3"). IFRS 3 requires that the purchase consideration be allocated to the assets acquired and liabilities assumed in a business combination based upon their estimated fair values at the date of acquisition.

The purchase price has been allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. Fair values were determined based on third party appraisals, discounted cash flow models, and quoted market prices, as deemed appropriate. Acquisition costs, in the form of advisory, legal and other professional fees, which were associated with the transaction to acquire Marigold were expensed as incurred during 2014 in the amount of $5,395,000.

The following table shows the allocation of the purchase price to assets acquired and liabilities assumed, based on estimates of fair value, including a summary of major classes of consideration transferred, and the recognized amounts of assets acquired and liabilities assumed at the acquisition date:

$
Purchase consideration	275,000
Working capital adjustment	(7,268)
Consideration	267,732

Trade receivables and other assets	5,162
Inventory	76,104
Mineral properties	50,823
Plant and equipment	157,880
Assets under construction	9,561
Trade and other payables	(17,067)
Close-down and restoration provision	(14,731)
Net identifiable assets acquired	267,732

Had the Marigold mine been consolidated from January 1, 2014, our consolidated revenue for 2014 would have been approximately $345,758,000 and our consolidated net loss for 2014 would have been $126,124,000.

4.	CASH AND CASH EQUIVALENTS

	December 31, 2015	December 31, 2014
	$	$
Cash balances	161,260	184,371
Short-term investments	50,602	272
	211,862	184,643

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5.	TRADE AND OTHER RECEIVABLES

	December 31, 2015	December 31, 2014
	$	$
Concentrate trade receivables	20,907	26,529
Tax receivables	2,847	5,389
Value added tax receivables (note 12)	6,003	8,149
Prepayments and deposits	6,224	6,068
Other receivables	752	3,689
	36,733	49,824

We expect full recovery of the trade receivables amounts outstanding and, therefore, no allowance has been recorded against these receivables. No trade receivables are past due and all are expected to be settled within twelve months.

Credit risk is further discussed in note 24(b). We do not hold any collateral for any receivable amounts outstanding at December 31, 2015 or December 31, 2014.

6.	MARKETABLE SECURITIES

The movement in marketable securities during the years ended December 31, 2015 and 2014 are comprised of the following:

	December 31, 2015	December 31, 2014
	$	$
Balance, beginning of period	104,785	129,267
Additions	1,062	9,188
Disposals	(2,113)	(37,322)
Fair value adjustments through profit and loss (1)	—	(10,060)
Fair value adjustments through other comprehensive income	2,595	22,699
Foreign exchange adjustments	(18,145)	(8,987)
Balance, end of period	88,184	104,785

(1)	During 2014, we recorded unrealized losses on previously impaired marketable securities and marketable securities classified as FVTPL under IAS 39.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	INVENTORY

	December 31, 2015	December 31, 2014
	$	$
Current:
Finished goods	22,432	25,221
Stockpiled ore	17,150	17,896
Leach pad inventory	79,016	56,250
Materials and supplies	17,378	29,861
	135,976	129,228
Non-current materials and supplies	2,990	4,326
	138,966	133,554

Following declines in silver prices during 2015, we wrote-down stockpiled ore to its NRV, recording a charge of $15,438,000 (2014 - $11,262,000). The cost of inventory held at its NRV at December 31, 2015 was $8,819,000 (December 31, 2014 - $Nil). In addition, we provided for $12,200,000 of supplies inventory at Pirquitas mine which we no longer expect to utilize as a result of revisions to the life of the mine.

8.	OTHER ASSETS

	December 31, 2015		December 31, 2014
	Current	Non-current	Current	Non-current
	$	$	$	$
Financial assets:
Restricted cash (1)	—	2,832	—	19,604
Deferred consideration (2)(3)	—	1,374	19,443	1,954
Non-financial assets:
Assets held for sale	3,979	—	3,895	—
Non-current inventory (note 7)	—	2,990	—	4,326
	3,979	7,196	23,338	25,884

(1)
We have cash and security deposits in relation to our close down and restoration provisions of $1,881,000 (December 31, 2014 - $12,104,000). As of December 31, 2014, we also had cash collateral supporting an Argentine peso-denominated loan facility of $7,500,000.

(2)	On May 5, 2015, we received $20,000,000 of deferred consideration from the sale of the San Agustin project located in Mexico.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8.	OTHER ASSETS (Cont'd)

(3)
On February 6, 2014, we completed the sale of our 100% interest in the Challacollo project located in Chile to Mandalay Resources Corporation ("Mandalay"). Under the terms of the agreement, the total aggregate consideration was comprised of $7,500,000 in cash, 12,000,000 common shares of Mandalay with a fair value of $9,188,000 at closing, deferred consideration of 5,000,000 common of shares of Mandalay issued at the end of the first quarter in which commercial production has commenced, and cash equivalent of 240,000 ounces of silver paid in eight quarterly installments (based on the average quarterly silver price) beginning the quarter immediately following the quarter in which commercial production has commenced. In addition, we received a 2% net smelter return royalty on silver sales in excess of 36 million ounces, up to a maximum of $5,000,000 from the project. The fair value of consideration received was $18,644,000 and we recorded a gain on the sale of this mineral property of $15,913,000 before tax expense of $1,351,000 during 2014. The deferred consideration is secured against the Challacollo mineral claims and the shares of the entity holding the Challacollo project.

9.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2015
	Plant and equipment	Assets under construction	Mineral properties	Exploration and evaluation assets (1)	Total
Cost
Balance, January 1, 2015	439,415	19,988	118,277	64,241	641,921
Additions	367	30,502	20,034	13,086	63,989
Disposals	(7,247)	—	—	—	(7,247)
Change in estimate of close down and restoration provision (note 14)	(8,592)	—	4,086	—	(4,506)
Impairment charges (note 10)	(48,421)	—	—	—	(48,421)
Transfers	45,823	(46,678)	—	855	—
Balance, end of period	421,345	3,812	142,397	78,182	645,736

Accumulated depreciation
Balance, January 1, 2015	(164,246)	—	(38,601)	—	(202,847)
Charge for the year	(70,774)	—	(25,400)	—	(96,174)
Disposals	1,997	—	—	—	1,997
Balance, end of period	(233,023)	—	(64,001)	—	(297,024)

Net book value at December 31, 2015	188,322	3,812	78,396	78,182	348,712

(1)	On September 24, 2015, we completed the acquisition of the Valmy property, contiguous with our Marigold mine in Nevada, U.S. for $11,685,000 in cash from Newmont Mining Corporation.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	PROPERTY, PLANT AND EQUIPMENT (Cont'd)

	December 31, 2014
	Plant and equipment	Assets under construction	Mineral properties	Exploration and evaluation assets	Total
Cost
Balance, January 1, 2014	288,701	10,337	34,160	60,076	393,274
Additions	3,126	20,493	43,487	4,283	71,389
Acquisition of Marigold (note 3)	157,880	9,561	50,823	—	218,264
Disposals and reclassifications	(7,860)	—	—	—	(7,860)
Costs written off	—	—	—	(145)	(145)
Change in estimate of close down and restoration provision (note 14)	—	—	7,222	27	7,249
Impairment charges (note 10)	(22,835)	—	(17,415)	—	(40,250)
Transfers	20,403	(20,403)	—	—	—
Balance, end of period	439,415	19,988	118,277	64,241	641,921

Accumulated depreciation
Balance, January 1, 2014	(119,553)	—	(25,084)	—	(144,637)
Charge for the year	(48,828)	—	(13,517)	—	(62,345)
Disposals	4,135	—	—	—	4,135
Balance, end of period	(164,246)	—	(38,601)	—	(202,847)

Net book value at December 31, 2014	275,169	19,988	79,676	64,241	439,074

10.	IMPAIRMENT OF NON-CURRENT ASSETS

During the years ended December 31, 2015 and December 31, 2014, silver prices and respective long term forecasts have experienced a significant decline. During the same period, the book value of our net assets has usually exceeded our market capitalization. Both of these factors are generally considered to be indicators of potential impairment of the carrying value of our non-current assets. Within this two year period, there were periods where price declines were particularly significant, which resulted in us assessing the recoverable amount of the Pirquitas mine, which has been identified as a CGU; those dates were September 30, 2015 and December 31, 2014.

In addition to these two impairment assessments, in the fourth quarter of 2015 the continued decline in silver prices and a reduction of estimated recoverable ounces also resulted in a reassessment of Pirquitas' mine life, so we also assessed the recoverable amount as at December 31, 2015.

Impairment testing on the Pirquitas mine

In the impairment assessments and September 30, 2015 and December 31, 2014, the recoverable amount of the Pirquitas mine was determined to be the FVLCTD, which is based upon the CGU's estimated future after-tax cash flows. The recoverable amount in our December 31, 2015 impairment assessment was determined to be its VIU, which is based on the CGU's estimated pre-tax cash flows. The cash flows in each approach were determined based on life-of-mine (“LOM”) cash flow projections, which incorporate our estimates of forecast metal prices, production based on current estimates of recoverable Mineral Reserves, future operating costs and capital expenditures, export duty assumptions and the recoverable value of plant and equipment. Metal prices included in the cash flow projections were based on market consensus forecasts. Projected cash flows under the FVLCTD model include estimates of inflation and foreign exchange rates and are after-tax and discounted using an estimated weighted average cost of capital of a market participant adjusted for asset specific risks. Projected cash flows under the VIU are pre-tax and discounted at our pre-tax risk adjusted cost of capital.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	IMPAIRMENT OF NON-CURRENT ASSETS (Cont'd)

Significant assumptions and impact

Pricing
For each of the impairment assessments, the real silver metal price assumptions were as follows:

	2015	2016	2017
Q4 2015	N/A	$14.57	$16.22
Q3 2015	$15.75	$15.59	$16.86
Q4 2014	$17.50	$18.50	$19.00

Inflation and foreign exchange on operating costs
Argentina's current inflationary environment continues to be elevated with the Argentine peso experiencing significant devaluation. An assumption in the Pirquitas mine's current LOM after-tax cash flow projections for the FVLCTD model is that total operating costs increased by inflation would be largely offset by a devaluation of the Argentine peso. Should this assumption regarding the future macroeconomic situation in Argentina change, and sustained inflation continue, without a commensurate change in the foreign exchange rate, the estimated recoverable amount could be adversely impacted.
Export duties
Until December 31, 2015, export sales from the Pirquitas mine were subject to Argentine export duties. In our VIU model we make an assessments of our likelihood of paying the duty, and in the FVLCTD an assessment as to whether a market participant would anticipate being required to pay some or all of this duty. We believe both materially changed with the change in government in December 2015.
Discount rate
The pre and post-tax discount rates adjusted for asset specific risks used for each of the impairment assessments were 10%.
At September 30 and December 31, 2015, the recoverable amounts of $110,777,000 and $69,409,000, respectively, (December 31, 2014 - $180,007,000) were lower than the carrying value of the CGU and therefore we recorded impairment charges of $34,490,000 and $13,931,000, respectively, (December 31, 2014 - $40,250,000) before and after tax. These charges were recognized against the carrying value of the Pirquitas mine and its plant and equipment in 2015.

Sensitivity
Average silver prices would have to increase by approximately 12% (2014 - 12%) for the remaining LOM to be break-even, in which case there would not be an impairment. The impact of paying 100% of the export duties would have been an increase to the impairment of $8,330,000. In addition, due to the short remaining mine life the assessment of VIU or FVLCTD is not materially sensitive to a change in discount rate.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	CURRENT AND DEFERRED INCOME TAX

Income tax expense differs from the amount that would be computed by applying the Canadian statutory rate of 26% (2014: 26%) to (loss) before income taxes. The reasons for the differences are as follows:

Years ended December 31	2015	2014
		(revised)
	$	$
(Loss) before taxes	(113,657)	(95,815)
Statutory tax rate	26.00%	26.00%
Expected income tax (recovery)	(29,551)	(24,912)

Increase (decrease) resulting from:
Permanent differences	(8,524)	(8,129)
Foreign exchange	(12,985)	(9,729)
Differences in foreign and future tax rates	(6,025)	(7,170)
Mining & overseas withholding tax	3,615	13,502
Expired losses	866	—
Change in estimates in respect of prior years	(5,446)	508
Movement in deferred tax not recognized
Movement in year	72,125	32,334
Additional movement in deferred tax not recognized due to reorganization	—	35,293
Other	(3,430)	(1,119)
Total income tax expense	10,645	30,578

Current tax expense	5,167	10,631
Deferred tax expense	5,478	19,947
Total income tax expense	10,645	30,578

Impairment of the Pirquitas mine of $76,059,000 (including $48,421,000 relating to impairment of property, plant and equipment, $15,438,000 relating to write-down of stockpile inventory, and $12,200,000 relating to a provision against of supplies inventory) will give rise to an increased deductible temporary difference with respect to Argentina assets of $25,099,000. However, any resulting deferred income tax asset was unrecognized according to IAS 12, Income Taxes, as the entity does not have evidence to prove that it will have taxable profit to utilize the deferred tax assets or any deferred tax liabilities required to be offset by the deferred tax assets in the foreseeable future.

In the normal course of business we are subject to assessment by taxation authorities in various jurisdictions. These authorities may have different interpretations of tax legislation or tax agreements than those applied by us in computing current and future income taxes. These different interpretations may alter the timing or amounts of taxable income or deductions. The final amounts of taxes to be paid or recovered depends on a number of factors including the outcome of audits, appeals and negotiation. We provide for potential differences in interpretation based a best estimate of the probable outcome of these matters. Changes in these estimates could result in material adjustments to our current and future income taxes.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	CURRENT AND DEFERRED INCOME TAX (Cont'd)

The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities for the years ended December 31, 2015 and 2014 are presented below:

				Balance as at December 31, 2015
	Net balance at January 1, 2015 (revised)	Recognized in statement of loss	Recognized in OCI	Net	Deferred tax assets	Deferred tax liabilities
	$	$	$	$	$	$
Marketable securities	(11,053)	—	3,655	(7,398)	—	(7,398)
Inventory	(1,961)	(2,921)	—	(4,882)	—	(4,882)
Property, plant and equipment	(54,871)	29,372	—	(25,499)	—	(25,499)
Close down and restoration provision	3,887	(1,137)	—	2,750	2,750	—
Convertible notes	(8,246)	1,308	—	(6,938)	—	(6,938)
Carry forward tax loss and tax credits	38,686	(23,803)	1,525	16,408	16,408	—
Mining and foreign withholding tax	(9,727)	(967)	—	(10,694)	—	(10,694)
Other	14,235	(7,330)	322	7,227	7,275	(48)
Net deferred tax (liabilities) assets before set-off	(29,050)	(5,478)	5,502	(29,026)	26,433	(55,459)
Set-off tax	—	—	—	—	(26,433)	26,433
Net deferred tax (liabilities) assets	(29,050)	(5,478)	5,502	(29,026)	—	(29,026)

				Balance as at December 31, 2014 (revised)
	Net balance at January 1, 2014	Recognized in statement of loss (revised)	Recognized in OCI	Net	Deferred tax assets (revised)	Deferred tax liabilities
	$	$	$	$	$	$
Marketable securities	(10,767)	1,829	(2,115)	(11,053)	—	(11,053)
Inventory	1,114	(3,075)	—	(1,961)	786	(2,747)
Property, plant and equipment	(61,937)	7,066	—	(54,871)	—	(54,871)
Close down and restoration provision	4,143	(256)	—	3,887	8,791	(4,904)
Convertible notes	(9,431)	1,185	—	(8,246)	—	(8,246)
Carry forward tax loss and tax credits	60,010	(21,324)	—	38,686	38,686	—
Mining and foreign withholding tax	7,097	(16,824)	—	(9,727)	—	(9,727)
Other	2,783	11,452	—	14,235	14,235	—
Net deferred tax (liabilities) assets before set-off	(6,988)	(19,947)	(2,115)	(29,050)	62,498	(91,548)
Set-off tax	—	—	—	—	(62,498)	62,498
Net deferred tax (liabilities)	(6,988)	(19,947)	(2,115)	(29,050)	—	(29,050)

As at December 31, 2015, there was a deferred tax liability of $28,480,000 (December 31, 2014 - $23,609,000) for temporary differences of $94,934,000 (December 31, 2014 - $78,697,000) related to investments in subsidiaries. However, this liability was not recognized because we control the dividend policy of our subsidiaries (i.e. we control the timing of reversal of the related taxable temporary differences and we are satisfied that they will not reverse in the foreseeable future).

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	CURRENT AND DEFERRED INCOME TAX (Cont'd)

We recognize tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met. Our unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

Years ended December 31	2015	2014
		(revised)
	$	$
Inventory	36,758	15,455
Property, plant and equipment	80,874	197,306
Close down and restoration provision	37,743	36,267
Carry forward tax loss and tax credits	415,447	167,892
Other items	53,089	60,500
Unrecognized deductible temporary differences	623,911	477,420

We have changed the prior year disclosure to reflect an increase in deductible temporary differences related to the Pirquitas mine in Argentina in the amount of $73,432,000, for which deferred income tax asset is not recognized.

At December 31, 2015, we had the following estimated tax operating losses available to reduce future taxable income, including both losses for which deferred tax assets are utilized to offset applicable deferred tax liabilities and losses for which deferred tax assets are not recognized as listed in the table above. Losses expire at various dates and amounts between 2016 and 2035.

As at December 31, 2015	$
Argentina	283,667
Mexico	78,905
Peru	168
Canada	8,288
U.S.A.	3,789

Canada Revenue Agency ("CRA") Reassessment

On January 27, 2015, we received a Notice of Reassessment ("NOR") from CRA in the amount of approximately C$41,400,000 plus interest of C$6,580,000 related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. CRA has asserted that the sale was on account of income and not capital, as we recorded it. Our management strongly disagrees with CRA’s position in the NOR. In order to appeal the reassessment, we were required to make a minimum payment of 50% of the reassessed amount claimed by CRA under the NOR plus interest accrued to the date of the NOR. On February 26, 2015, we paid the required C$24,090,000 ($19,231,000) to CRA and have recorded this amount plus accrued interest as a non-current income tax receivable, equivalent to $18,243,000 as at December 31, 2015. On April 20, 2015, we filed a Notice of Objection with CRA and, on September 15, 2015, we filed a Notice of Appeal with the Tax Court of Canada to dispute the NOR.

Although the outcome of this matter cannot be predicted with certainty, we intend to contest the matter vigorously, and believe we will ultimately prevail based on the merits of our position. At this time we have not recognized an income tax provision for this amount. However, we will continue to evaluate our tax provisions as the matter progresses through the litigation process. If CRA's position is ultimately sustained, it would have had a material impact on earnings and financial resources in the period that the matter is ultimately resolved.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	VALUE ADDED TAX RECEIVABLE

	December 31, 2015	December 31, 2014
	$	$
Current (note 5)	6,003	8,149
Non-current	20,792	29,473
	26,795	37,622

VAT paid in Argentina in relation to the Pirquitas mine became recoverable under Argentina law once the mine reached the production stage and we apply to the Argentina government to recover the applicable VAT on an ongoing basis. There have, at times, been significant delays in obtaining final approvals and, therefore, the collection of VAT and the classification reflects best estimates of timing of recoveries. Despite the procedural delays, we believe that the remaining balance is fully recoverable and have not provided an allowance, as discussed further in note 24(b).

The VAT receivables balance in Argentina is denominated in Argentine pesos. Accordingly, foreign currency fluctuations could materially impact the value of the VAT receivables in U.S. dollars, as discussed further in note 24(a)(ii).

Certain VAT receivables in Argentina are only recoverable against local sales. We believe these are fully recoverable through potential sale of assets at the Pirquitas mine and have not provided an allowance.

13.	TRADE AND OTHER PAYABLES

Trade payables and accrued liabilities are comprised of the following items:

	December 31, 2015	December 31, 2014
	$	$
Trade payables	17,697	23,551
Accrued liabilities	31,259	28,909
Derivative liabilities	901	—
Income taxes payable	338	1,028
Accrued interest on convertible notes (note 15(b))	3,157	3,157
	53,352	56,645

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	PROVISIONS

Provisions are comprised of the following items:

	December 31, 2015		December 31, 2014
	Current	Non-current	Current	Non-current
	$	$	$	$
Export duties on silver concentrate (1)	65,633	—	56,058	—
Restructuring provision (2)	5,205	—	—	—
Close down and restoration provision (3)	7,388	51,532	4,245	57,945
	78,226	51,532	60,303	57,945

(1)
We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002 and the Federal Government has asserted that the Pirquitas mine is subject to this export duty. We have challenged the legality of the export duty applied to silver concentrates and the matter is currently under review by the Federal Court (Jujuy) in Argentina.

The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta). In September 2014, the Federal Tax Authority in Argentina filed an application with the Federal Court (Jujuy) to lift the Injunction and require payment of the export duty and payment of applied interest charges. We filed a response to such application on October 14, 2014 and a decision is pending.

As of December 31, 2015, we have paid $6,646,000 in export duties, against which we have filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrates but continue to accrue export duties, with no accrual for interest charges, and have recorded a corresponding increase in cost of sales in the relevant period. The application of interest charges is uncertain, but if applied from the date each duty was levied and based on current U.S. dollar rates, such charges are estimated to be in the range of $5,800,000 to $9,700,000. The final amount of export duties and interest, if any, to be paid or refunded depends on a number of factors including the outcome of litigation.

On February 12, 2016, the Federal Government of Argentina announced the removal of export duties on mineral concentrates. We are in the process of assessing the implications of this announcement on our legal position, but currently do not believe it changes our assessment at December 31, 2015. Changes in our assessment of this matter could result in material adjustments to our consolidated statement of loss. As a result of the announcement we will no longer be liable to accrue duties going forward.

(2)
As at December 31, 2015, we have provided for various employee termination benefits as a result of downsizing operations in Peru, and also anticipated employee reductions at Pirquitas mine in 2016 (note 18(c)).

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	PROVISIONS (Cont'd)

(3)	The changes in the close down and restoration provision during the years ended December 31, 2015 and December 31, 2014 were as follows:

	December 31, 2015	December 31, 2014
	$	$
Balance, January 1	62,190	37,201

Provision from acquisition of Marigold mine (note 3)	—	14,731
Liabilities settled during the year	(2,414)	(1,839)
Accretion expense	3,733	3,640
Foreign exchange gain	(83)	(113)
Revisions and new estimated cash flows	(4,506)	8,570

Balance, December 31	58,920	62,190

Less: current portion	(7,388)	(4,245)
Non-current close down and restoration provision	51,532	57,945

Our close down and restoration provision relates to the restoration and closure of our mining operations and exploration and evaluation assets (note 9). The provision is initially recorded at present value, and subsequently re-measured at each reporting period. The revision in the estimated cash flows during the year ended December 31, 2015 was due to additional disturbance at Marigold mine from waste dump expansion which increase the provision by $4,086,000 and the completion of a new mine closure plan at Pirquitas mine which reduced the provision by $8,592,000. The reduction at Pirquitas mine resulted from a complete redesign of water management structures, waste dump slope and coverage and utilizing the open pit as a lake during extreme runoff events.

During the year ended December 31, 2014, our estimate for our close down and restoration provision increased by $8,570,000 due to changes in discount rates, certain economic assumptions and cash flow estimates. In particular, the provision for Marigold was increased by $7,222,000 following the initial fair value acquired, as provisions must exclude an assessment of our own credit risk, estimates of expected cash flows were unchanged.

Material provisions are calculated as the present value of estimated future net cash outflows based on the following key assumptions:
▪Discount interest rates: Marigold mine 2.4% (2014 - 2.5%), Pirquitas mine 9.9% (2014 - 9.9%)

▪	Settlement of obligations expected to occur over the next 19 years at Marigold mine and 10 years at Pirquitas mine.
A 1% change in the discount rate would increase or decrease the provision on a consolidated basis by approximately $3,326,000.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	DEBT AND CREDIT FACILITY

(a)	Current debt

During 2014, we entered into an Argentine peso-denominated loan facility of an equivalent amount of $7,500,000 at an interest rate determined at time of draw. At December 31, 2015, the Argentine peso equivalent of $4,273,000 (December 31, 2014 - $5,922,000) had been drawn on this facility at an Argentina peso interest rate of 35.9% per annum and a maturity date of January 31, 2016, which was subsequently extended on a monthly basis. The facility is secured by a letter of credit of $7,500,000.

(b)	Non-current debt

In 2013, we sold $265,000,000 of senior convertible unsecured notes (the "2013 Notes") for net proceeds of $256,083,000 after payment of commissions and expenses related to the offering. The 2013 Notes mature on February 1, 2033 and bear an interest rate of 2.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The 2013 Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur to us, holders of the 2013 Notes may be entitled to an increased conversion rate. The 2013 Notes are convertible into our common shares at an initial conversion rate of 50 common shares per $1,000 principal amount of 2013 Notes converted, representing an initial conversion price of $20.00 per common share.

We may not redeem the 2013 Notes before February 1, 2018, except in the event of certain changes in Canadian tax law. At any time on or after February 1, 2018, but before February 1, 2020, we may redeem all or part of the 2013 Notes for cash, but only if the last reported sale price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. On or after February 1, 2020, we may redeem the 2013 Notes in full or in part, for cash.

Holders of the 2013 Notes have the right to require us to repurchase all or part of their 2013 Notes on February 1 of each of 2020, 2023 and 2028, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the 2013 Notes being converted, plus accrued and unpaid interest to the repurchase date.

At initial recognition, the net proceeds of the 2013 Notes were bifurcated into their debt and equity components. The fair value of the debt portion of $178,358,000 was estimated using a discounted cash flow model method based on an expected life of seven years and a discount rate of 8.5%. The residual of $77,723,000 ($68,347,000 net of deferred tax) was allocated to equity.

The debt portion has been recorded at amortized cost, net of transaction costs, and is accreted over the expected life using the effective interest method.

The movement in the debt portion of the 2013 Notes during the years ended December 31, 2015 and 2014 are comprised of the following:

	December 31, 2015	December 31, 2014
	$	$
Balance, beginning of period	200,291	190,288
Accretion of discount	10,951	10,003
Interest accrued in period	7,619	7,619
Interest paid	(7,619)	(7,619)
Balance, end of period	211,242	200,291
Accrued interest outstanding (note 13)	(3,157)	(3,157)
Non-current portion of 2013 Notes outstanding	208,085	197,134

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	DEBT AND CREDIT FACILITY (Cont'd)

(c)Credit facility

On August 4, 2015, we entered into a $75,000,000 senior secured revolving credit facility (the "Credit Facility") with a syndicate of banks. The Credit Facility may be used for reclamation bonding, working capital and other general corporate purposes.

The term of the Credit Facility is three years, maturing on August 4, 2018. Amounts that are borrowed under the Credit Facility will incur variable interest at London Interbank Offered Rate plus an applicable margin ranging from 2.75% to 3.75% determined based on our net leverage ratio. The Credit Facility also provides for financial letters of credit at 66% of the applicable margin and undrawn fees are 25% of the applicable margin.

All debts, liabilities and obligations under the Credit Facility are guaranteed by our material subsidiaries and secured by certain of our assets, certain of our material subsidiaries, and the pledges other of material subsidiaries. In connection with the Credit Facility, we must also maintain certain net tangible worth and ratios for interest coverage and net leverage. As at December 31, 2015 we were in compliance with these covenants.

During the year ended December 31, 2015, transaction costs relating to the Credit Facility totaled $1,000,000 and are being recognized over the term of the Credit Facility. As at December 31, 2015, we had utilized $7,500,000 of the Credit Facility to support a letter of credit.

16.	SHARE CAPITAL AND SHARE-BASED PAYMENTS
(a)Authorized capital
We have unlimited authorized common shares with no par value.
(b)Stock options
We have an incentive plan, approved by our shareholders, under which options to purchase common shares may be granted to officers, employees and others at the discretion of the Board of Directors. The plan provides for the issuance of incentive options to acquire up to a total of 6% of our issued and outstanding common shares. The exercise price of each option is set at the date of grant and shall not be less than the closing market price of our stock on the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Board of Directors. Currently, the vesting periods range up to three years, and the term is seven years. New shares from treasury are issued on the exercise of stock options.
The changes in stock options issued during the years ended December 31, 2015 and December 31, 2014 are as follows:

	2015		2014
	Number of stock options	Weighted average exercise price (C$/option)	Number of stock options	Weighted average exercise price (C$/option)

Outstanding, January 1	2,377,065	12.68	1,754,944	16.05
Granted	1,519,656	6.70	1,016,578	8.07
Exercised	(72,050)	(7.37)	—	—
Expired	—	—	(74,246)	(14.14)
Forfeited	(631,565)	(17.64)	(320,211)	(16.19)
Outstanding, December 31	3,193,106	8.97	2,377,065	12.68

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
During the year ended December 31, 2015, options granted to officers, employees, directors and other eligible persons had exercise prices ranging from C$5.83 to C$8.38 (December 31, 2014 - C$6.48 to C$11.18) and expiry dates ranging from January 1, 2022 to August 14, 2022.
As of December 31, 2015, incentive stock options constitute 4.0% (2014 - 2.9%) of issued and outstanding common capital. The aggregate intrinsic value of vested share options (market value less exercise price) at December 31, 2015 was $8,000 (December 31, 2014 - $Nil).
The weighted average fair value of stock options granted during the year ended December 31, 2015 and year ended December 31, 2014 were estimated to be C$3.16 and C$3.39 per stock option, respectively, at the grant date using the Black-Scholes option pricing model, using the following assumptions:

Years ended December 31	2015	2014

Forfeiture rate (%)	3.0	3.0
Dividend yield (%)	0.0	0.0
Average risk-free interest rate (%)	0.96	1.56
Expected life (years)	4.2	4.2
Volatility (%)	57.9	52.1
Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. Changes in the subjective input assumptions can materially affect the estimated fair value of the options.
The weighted average share price, at the date of grant, of stock options granted in 2015 was C$6.81 (2014 - C$8.00).
The weighted average share price at the date of the exercise of stock options in 2015 was C$9.41. There was no exercise of stock options in 2014.
The following table summarizes information about stock options outstanding and exercisable at December 31, 2015:

	Stock options outstanding		Stock options exercisable
	Stock options outstanding	Weighted average remaining contractual life (years)	Stock options exercisable	Weighted average exercise price (C$/option)
Exercise prices (C$)

5.83 - 5.97	866,900	6.0	—	—
5.98 - 7.88	846,684	5.4	183,272	7.26
7.89 - 10.64	707,500	5.9	138,331	10.04
10.65 - 28.78	772,022	4.0	543,500	15.83
	3,193,106	5.3	865,103	13.09

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
(c)Deferred Share Units
Non-executive directors may elect to receive all or a portion of their annual compensation in the form of DSUs which are linked to the value of our common shares. DSUs are issued on a quarterly basis under the terms of the DSU Plan, at the market value of our common shares at the date of grant. DSUs vest immediately and are redeemable in cash on the date the director ceases to be our director.

Years ended December 31	2015	2014
	Number of DSUs	Number of DSUs
Outstanding, January 1	335,680	251,019
Granted	136,514	106,486
Redeemed	(32,933)	(21,825)
Outstanding, December 31	439,261	335,680
DSUs granted in the year ended December 31, 2015 had a fair value of C$6.83 per unit (2014 - C$8.32). DSUs settled in the year ended December 31, 2015 were settled at a fair value of C$6.01 per unit (2014 - C$6.35). DSUs are cash-settled instruments and, therefore, the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation cost recorded in general and administrative expenses. As at December 31, 2015, the weighted average fair value was C$7.16 per unit (December 31, 2014 - C$5.83 per unit).
At December 31, 2015, an accrued liability of $2,272,000 (2014 - $1,687,000) was outstanding.
(d)Restricted Share Units
RSUs are granted to employees based on the value of our share price at the date of grant. The awards have a graded vesting schedule over a three-year period. During 2014, the terms of the plan were amended to provide the directors the discretion to elect to settle the units in either cash or shares. They were previously only cash-settled immediately upon vesting.
To date, all RSUs have been cash-settled and, therefore, are recognized as a liability, with fair value remeasurement at each reporting period. The associated compensation cost is recorded in general and administrative expenses unless directly attributable to our operations, whereby it is included in cost of inventory, or exploration projects.

Years ended December 31	2015	2014
	Number of RSUs	Number of RSUs
Outstanding, January 1	330,414	129,498
Granted	473,815	297,480
Settled	(124,548)	(53,905)
Forfeited	(39,604)	(42,659)
Outstanding, December 31	640,077	330,414

RSUs granted in the year ended December 31, 2015 had a weighted average fair value of C$6.18 per unit (2014 - C$9.41 per unit). RSUs settled in the year ended December 31, 2015 were settled at a fair value of C$6.67 per unit (2014 - C$11.02). As at December 31, 2015, the weighted average fair value was C$7.16 per unit (December 31, 2014 - C$5.83 per unit).
At December 31, 2015, an accrued liability of $1,647,000 (2014 - $888,000) on services received was outstanding.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
(e)Performance Share Units
PSUs are granted to senior executives, and vest after a performance period of three years. The vesting of these awards is based on our total shareholder return in comparison to our peer group, and awards vested range from 0% to 200% of initial PSUs granted. During 2014, the terms of the plan were amended to provide the directors the discretion to elect to settle PSUs in either cash or shares. They were previously only cash-settled immediately upon vesting.
To date, all PSUs have been cash-settled and, therefore, are recognized as a liability, with fair value remeasurement at each reporting period. The associated compensation cost is recorded in general and administrative expenses.

Years ended December 31	2015	2014
	Number of PSUs	Number of PSUs
Outstanding, January 1	323,000	177,729
Granted	390,850	253,600
Settled	(190,183)	(24,903)
Forfeited	(110,517)	(83,426)
Outstanding, December 31	413,150	323,000
PSUs granted in the year ended December 31, 2015 had a weighted average fair value of C$5.57 per unit (2014 - C$7.37 per unit). PSUs settled in the year ended December 31, 2015 were settled at a fair value of C$7.18 per unit (December 31, 2014 - C$5.48). As at December 31, 2015, the weighted average fair value was C$13.26 per unit (2014 - C$5.44 per unit).
At December 31, 2015, an accrued liability of $2,628,000 (2014 - $707,000) on services received was outstanding.
(f)Share-based compensation
Total share-based compensation, including all equity and cash-settled arrangements, for the years ended December 31, 2015 and 2014 has been recognized in the consolidated financial statements as follows:

Years ended December 31	2015	2014
	$	$
Equity-settled
Cost of inventory	110	26
General and administrative expense	2,648	2,141
Exploration, evaluation and reclamation expenses	34	(107)
Cash-settled
Cost of inventory	1,221	396
General and administrative expense	3,964	946
Exploration, evaluation and reclamation expenses	64	28
Total	8,041	3,430

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	OTHER RESERVES

	2015	2014
	$	$
Foreign currency translation reserve
At January 1	781	746
Parent company and subsidiary companies' currency translation adjustments	—	35
At December 31	781	781

Revaluation reserves
At January 1 (2015 adjusted for adoption of IFRS 9 (note 2(t)(i))	(64,024)	(44,349)
Unrealized (losses) gains on marketable securities at FVTOCI, net of tax	(10,355)	11,811
Unrealized (loss) on effective portion of derivative, net of tax	(613)	—
Realized loss of marketable securities recycled to net income, net of tax	—	2,258
At December 31	(74,992)	(30,280)

Transactions with non-controlling interests
At January 1	(28,198)	(28,198)
At December 31	(28,198)	(28,198)

Share-based compensation reserve
At January 1	44,974	42,914
Stock options exercised	(162)	—
Share-based compensation	2,792	2,060
At December 31	47,604	44,974

Total other reserves at December 31	(54,805)	(12,723)

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	OPERATING COSTS BY NATURE

a)Cost of sales

Years ended December 31	2015	2014
	$	$
Cost of inventory	234,334	200,539
Depletion, depreciation and amortization	79,368	41,401
Export duties (note 14)	10,488	10,720
Write-down of stockpiles and supplies (note 7)	27,638	11,262
Restructuring costs (note 18(c))	4,654	—
	356,482	263,922

b)General and administrative expenses

Years ended December 31	2015	2014
	$	$
Salaries and benefits	8,723	11,096
Share-based compensation	6,612	3,087
Consulting and professional fees	2,743	2,867
Travel expense	930	870
Rent expense	709	744
Insurance expense	668	824
Computer expenses	635	849
Depreciation and amortization	309	365
Shareholder and investor relations	299	389
Listing and filing fees	148	204
Directors fees and expenses	142	319
Other expenses	423	248
	22,341	21,862

c)	Restructuring costs
During 2015 we incurred restructuring costs of $5,205,000, $4,654,000 of which is recorded within income from mine operations as it relates to employee termination costs expected to be incurred at Pirquitas in conjunction with the anticipated cessation of open pit mining in 2016. No additional amounts have yet been provided for in relation to eventual closure of processing operations at the Pirquitas mine. Additional amounts of $551,000 have also been recorded within exploration and evaluation expenses and general and administrative expenses as salaries and benefits following the downsizing of certain non-operating functions.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19.	FINANCE INCOME AND EXPENSES
a)Interest earned and other finance income

Years ended December 31	2015	2014
	$	$
Interest earned	723	1,458
Accretion income on deferred consideration	557	1,579
Realized gain on derivatives	—	2,788
Total interest earned and other finance income	1,280	5,825

b)Interest expense and other finance expenses

Years ended December 31	2015	2014
	$	$
Interest expense on convertible notes (note 15)	(7,619)	(7,619)
Accretion expense on convertible notes (note 15)	(10,951)	(10,003)
Accretion of close down and restoration provision (note 14)	(3,733)	(3,640)
Interest expense on bank loan	(1,459)	(75)
Other finance expenses	(2,203)	(5,075)
Total interest expense and other finance expenses	(25,965)	(26,412)

20.	OTHER EXPENSES

Years ended December 31	2015	2014
	$	$
(Loss) on disposal of fixed assets	(5,498)	(1,791)
(Loss) on revision of deferred consideration fair value	(581)	—
Unrealized (loss) on marketable securities (1)	—	(6,208)
(Loss) on sale of marketable securities (1)	—	(5,219)
Other (expense)	(466)	(223)
	(6,545)	(13,441)

(1)
As discussed in note 2(t)(i), effective April 1, 2015, we adopted IFRS 9, which resulted in a change in our accounting policy for marketable securities, but comparatives have not been restated to illustrate the change in accounting policy. Under IFRS 9, no realized or unrealized gains or losses are recorded in the consolidated statement of loss for marketable securities designated as FVTOCI. As a result, had other expenses been restated for items still recognized at January 1, 2015, total other expenses would have been $7,233,000 in 2014.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21.	LOSS PER SHARE

The calculations of basic and diluted loss per share for the years ended December 31, 2015 and 2014 are based on the following:

Years ended December 31	2015	2014

(Loss) used in the calculation of diluted (loss) per share	($124,302)	($126,393)

Weighted average number of common shares issued (thousands)	80,770	80,754
Adjustments for dilutive instruments:
Stock options (thousands)	—	—
Weighted average number of common shares for diluted loss per share (thousands)	80,770	80,754

Basic (loss) per share	($1.54)	($1.57)
Diluted (loss) per share	($1.54)	($1.57)
For the years ended December 31, 2015 and 2014, basic and diluted loss per share are the same because the exercise of options and convertible notes are anti-dilutive.

22.	OPERATING SEGMENTS

We are a resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas.

An operating segment is defined as a component:

▪	that engages in business activities from which it may earn revenues and incur expenses;

▪	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

▪	for which discrete financial information is available.

We have identified operating segments based on the information used by our President and Chief Executive Officer (who is considered to be the chief operating decision maker) to manage the business. We primarily manage our business by looking at individual resource projects and typically segregate these projects between production, development and exploration.

For reporting purposes, exploration and development projects have been aggregated into a single reportable segment as they all have similar characteristics and do not exceed the quantitative thresholds for individual disclosure. We have assessed that all exploration and development segments have similar characteristics as they are engaged in similar activities (mineral exploration) and none of the segments are income-producing. No significant judgment was required in making this assessment.

Our two operating properties, the Marigold mine and Pirquitas mine, are considered as individual operating segments which derive their revenues from the sale of gold, silver and zinc. The corporate division earns income that is considered incidental to our activities and therefore does not meet the definition of an operating segment. Consequently, the following reporting segments have been identified:

▪	Marigold mine;

▪	Pirquitas mine; and

▪	Exploration and evaluation properties.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

22.	OPERATING SEGMENTS (Cont'd)
The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Year ended and at December 31, 2015	Marigold mine	Pirquitas mine	Exploration and evaluation properties	Other reconciling items (i)	Total
	$	$	$	$	$
Revenue	237,296	138,026	—	—	375,322
Cost of inventory	(142,503)	(91,831)	—	—	(234,334)
Depletion, depreciation and amortization	(37,254)	(42,114)	—	—	(79,368)
Export duties	—	(10,488)	—	—	(10,488)
Write-down of stockpiles	—	(27,638)	—	—	(27,638)
Restructuring costs	—	(4,654)	—	—	(4,654)
Cost of sales	(179,757)	(176,725)	—	—	(356,482)
Income (loss) from mine operations	57,539	(38,699)	—	—	18,840

Exploration, evaluation and reclamation expenses	(2,442)	(4,472)	(11,976)	(251)	(19,141)
Impairment charge	—	(48,421)	—	—	(48,421)
Operating income (loss)	54,250	(92,096)	(12,275)	(20,942)	(71,063)
Income (loss) before income tax	48,590	(107,799)	(9,467)	(44,981)	(113,657)

Interest income and other finance income	72	55	—	1,153	1,280
Interest expense and other finance costs	(1,249)	(5,269)	(139)	(19,308)	(25,965)
Income tax (expense) recovery	(18,706)	(589)	3,488	5,162	(10,645)

Total assets	376,425	97,820	97,610	299,822	871,677
Non-current assets	239,958	39,169	92,100	23,716	394,943
Total liabilities	(67,644)	(122,274)	(8,678)	(225,898)	(424,494)

Year ended and at December 31, 2014	Marigold mine	Pirquitas mine	Exploration and evaluation properties	Other reconciling items (i)	Total
	$	$	$	$	$
Revenue	158,929	141,193	—	—	300,122
Cost of inventory	(107,876)	(92,663)	—	—	(200,539)
Depletion, depreciation and amortization	(12,217)	(29,184)	—	—	(41,401)
Export duties	—	(10,720)	—	—	(10,720)
Write-down of stockpiles	—	(11,262)	—	—	(11,262)
Cost of sales	(120,093)	(143,829)	—	—	(263,922)
Income (loss) from mine operations	38,836	(2,636)	—	—	36,200

Exploration, evaluation and reclamation expenses	(4,128)	(1,425)	(14,753)	(884)	(21,190)
Impairment charge	—	(40,250)	—	—	(40,250)
Operating income (loss)	36,493	(45,374)	(14,771)	(28,845)	(52,497)
Write-down of assets	—	—	(145)	—	(145)
Income (loss) before income tax	23,950	(72,839)	(8,135)	(38,791)	(95,815)

Interest income and other finance income	6	1,355	1,589	2,875	5,825
Interest expense and other finance costs	(459)	(6,671)	(92)	(19,190)	(26,412)
Income tax (expense) recovery	(10,995)	(17,290)	(3,582)	1,289	(30,578)

Total assets	343,411	245,819	121,241	275,778	986,249
Non-current assets	240,893	140,856	90,981	21,701	494,431
Total liabilities	(45,401)	(121,191)	(13,723)	(226,684)	(406,999)

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

22.	OPERATING SEGMENTS (Cont'd)

(1)	Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

Revenue by product

Years ended December 31	2015	2014
	%	%
Gold	63	53
Silver	35	39
Zinc	2	7
Other	—	1

Revenue by location and major customers
Marigold mine's principal product is gold doré with the refined gold bullion sold to two customers who individually accounted for 85% and 15% during 2015. Marigold mine sold to principally one customer in 2014. Marigold mine accounted for 63% of total revenue during 2015 and 53% of total revenue during 2014.

Our Pirquitas mine sales are made to external customers located in various geographical areas. For the Pirquitas mine segment, we had five customers who individually accounted for between 10% and 34% of total revenue during 2015, and five customers who individually accounted for between 11% and 22% of total revenue during 2014.

Non-current assets by location

	December 31, 2015	December 31, 2014
	$	$
United States	243,016	242,013
Argentina	44,710	145,273
Mexico	71,891	72,967
Canada	23,788	22,277
Peru	11,538	11,901
Total	394,943	494,431

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS
Our financial instruments include cash and cash equivalents, trade receivables and other assets, marketable securities, other financial assets, trade and other payables, and convertible notes.
a)Financial assets and liabilities by category

At December 31, 2015	Amortized cost	FVTPL	FVTOCI	Total
	$	$	$	$
Financial assets
Cash and cash equivalents (note 4)	—	211,862	—	211,862
Trade and other receivables (1)	752	20,907	—	21,659
Marketable securities (note 6)	—	—	88,184	88,184
Other financial assets (note 8)	—	4,206	—	4,206
Total financial assets	752	236,975	88,184	325,911

Financial liabilities
Trade and other payables (excluding derivative liabilities)	45,566	6,547	—	52,113
Derivative liabilities	—	901	—	901
Provisions for export duty (note 14)	65,633	—	—	65,633
Current debt (note 15(a))	4,273	—	—	4,273
Non-current debt (note 15(b))	208,085	—	—	208,085
Total financial liabilities	323,557	7,448	—	331,005

At December 31, 2014	Amortized cost (3)	FVTPL	Available-for-sale (3)	Total
	$	$	$	$
Financial assets
Cash and cash equivalents (note 4)	—	184,643	—	184,643
Trade and other receivables (1)	3,784	26,529	—	30,313
Marketable securities (note 6)	—	2,337	102,448	104,785
Other financial assets (note 8) (2)	19,443	21,558	—	41,001
Total financial assets	23,227	235,067	102,448	360,742

Financial liabilities
Trade and other payables	52,336	3,281	—	55,617
Provisions for export duty (note 14)	56,058	—	—	56,058
Current debt (note 15(a))	5,922	—	—	5,922
Non-current debt (note 15(b))	197,134	—	—	197,134
Total financial liabilities	311,450	3,281	—	314,731

(1)	Certain trade receivables are classified as FVTPL due to the embedded derivative identified through provisional pricing arrangements discussed in note 2(f).

(2)	Other financial assets held at amortized cost at December 31, 2014 include deferred consideration received from sale of the San Agustin project discussed in note 8.

(3)
As IFRS 9 was not applied retrospectively, certain marketable securities were categorized as available-for-sale financial assets as of December 31, 2014 (note 2(t)(i)). Certain financial assets and liabilities were previously categorized as loans and receivables and other financial liabilities, which were treated the same as financial assets and liabilities classified as amortized cost under IFRS 9.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Cont'd)

b)Fair value of financial instruments

	December 31, 2015		December 31, 2014
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$
Financial assets
Trade and other receivables	21,659	21,659	30,313	30,313
Marketable securities (note 6)	88,184	88,184	104,785	104,785
Other financial assets (note 8)	4,206	4,206	41,001	41,001
Total financial assets	114,049	114,049	176,099	176,099

Financial liabilities
Provisions for export duty (note 14)	65,633	65,633	56,058	56,058
Current debt (note 15(a))	4,273	4,273	5,922	5,922
Derivative liabilities	901	901	—	—
Debt (note 15(b)) (1)	208,085	178,544	197,134	185,831
Total financial liabilities	278,892	249,351	259,114	247,811

(1)	The fair value of the convertible notes includes both the debt and equity components.

The carrying values of cash and cash equivalents and trade and other payables approximate their fair values due to their short maturity.

Fair value hierarchy

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy which is determined by the valuation methodology utilized:

	Fair value at December 31, 2015
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Trade and other receivables	—	20,907	—	20,907
Marketable securities (note 6)	88,184	—	—	88,184
Other financial assets	—	—	1,374	1,374
Trade and other payables (excluding derivative liabilities)	—	6,547	—	6,547
Derivative liabilities	—	901	—	901
Current debt (note 15(a))	4,273	—	—	4,273
	92,457	28,355	1,374	122,186

Fair values disclosed
Non-current debt (note 15(b))	178,544	—	—	178,544
	178,544	—	—	178,544

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Cont'd)

	Fair value at December 31, 2014
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Trade and other receivables	—	26,529	—	26,529
Marketable securities (note 6)	104,785	—	—	104,785
Other financial assets	—	—	1,954	1,954
Trade and other payables	—	3,281	—	3,281
Current debt	5,922	—	—	5,922
	110,707	29,810	1,954	142,471

Fair values disclosed
Non-current debt (note 15(b))	185,831	—	—	185,831
	185,831	—	—	185,831

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities
Marketable securities, consisting of FVTOCI investments with no trading restrictions are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges. The Argentine peso-denominated loan facility is valued using the official foreign exchange rate on the cash value at the end of the period. The fair value disclosed for our convertible notes is also included in Level 1, as the basis of valuation uses a quoted price in an active market.
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
Trade receivables from provisional invoices are included in Level 2 as the basis of valuation uses quoted commodity forward prices.

Accrued liabilities relating to DSUs, RSUs, and PSUs and derivative liabilities are included in Level 2 as the basis of valuation uses quoted prices in active markets.

Other trade receivables (excluding receivables from provisional invoices) and accrued liabilities are carried at amortized cost, which approximates fair value due to their short-term nature.

Level 3 – inputs for an asset or liability that are not based on observable market data (unobservable inputs).

The deferred consideration from the sale of the Challacollo project (note 8) is included in Level 3, as certain assumptions used in the calculation of the fair value are not based on observable market data as detailed in note 2(q)(v).

There were no transfers into or out of Level 3 during 2015 or 2014.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.
We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in market prices, foreign currency, metal and energy prices, marketable security values and interest rates. We do not have a regular practice of trading derivatives. Our use of derivatives has been limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which were subject to the oversight of our Board of Directors.
The risks associated with our financial instruments and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.
a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.
(i)  Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold, silver, and to a lesser extent, zinc and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:

▪	global or regional consumption patterns;

▪	the supply of, and demand for, these commodities;

▪	speculative activities;

▪	the availability and costs of substitutes;

▪	inflation; and

▪	political and economic conditions, including interest rates and currency values.
The principal financial instrument we hold that is impacted by metal prices is the embedded derivative within our silver and zinc concentrate trade receivables. The majority of these sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of any precious metal as part of our overall corporate strategy.
A 10% increase or decrease in the silver and zinc prices as at December 31, 2015 and December 31, 2014, with all other variables held constant, would have resulted in the following impact to our trade receivables and after-tax net loss:

	2015	2014
	$	$
10% increase or decrease in silver price	1,477	1,853
10% increase or decrease in zinc price	52	275

As we do not have trade receivables for gold sales, movements in gold prices will not impact the value of any financial instruments.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (Cont'd)

The costs relating to our production activities vary depending on market prices on mining consumables including diesel fuel and electricity.
Through 2015 the benchmark price of oil, and correspondingly diesel, reduced significantly. During this period, under our risk management policy we have used swaps and options to manage our cost of diesel. Our instruments are based on the ultra low sulphur Gulf Coast diesel index for diesel consumed at the Marigold mine. As at December 31, 2015, the spot price of diesel was $1.06/gallon and we have hedged the following future anticipated usage at Marigold mine:

	2016	2017
Gallons hedged (in thousands)	3,528	2,016
Estimated usage	37%	21%
Floor price ($/gallon)	1.32	1.36
Cap price ($/gallon)	1.78	1.80
A 10% increase or decrease in diesel fuel market prices would have resulted in a $1,202,000 decrease or increase in our after-tax net loss for the year ended December 31, 2015. As at December 31, 2015, we had a mark-to-market loss of $901,000 on outstanding diesel fuel hedges recognized in other comprehensive loss. As and when it is determined to be favourable, we may execute additional hedges on our exposure to diesel fuel prices under our risk management policy.
We hold certain investments in marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. We are exposed to changes in share prices which would result in gains and losses being recognized in total comprehensive income. A 10% change in prices would have a $8,818,000 impact on total comprehensive income at December 31, 2015 (December 31, 2014 - $10,479,000). During 2014, we entered into economic hedging arrangements over certain securities that resulted in derivative gains of $2,788,000; we have not hedged any securities in 2015.
(ii)  Currency Risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments and VAT receivables will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange gains and losses in these situations impact earnings.
The following are the most significant areas of exposure to currency risk, shown in thousands of U.S. dollars:

	December 31, 2015
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	1,254	290	—	2,233
Marketable securities	87,741	—	443	—
CRA income tax receivable	18,243	—	—	—
Value added tax receivable	109	24,349	—	2,073
Other financial assets	—	925	—	—
Trade and other payables (excluding VAT and income taxes)	(8,395)	(18,189)	—	(2)
Current debt	—	(4,273)	—	—
Total	98,952	3,102	443	4,304

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (Cont'd)

	December 31, 2014
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	13,333	6,383	4,653	1,405
Marketable securities	102,933	—	1,852	—
Value added tax receivable	95	35,259	—	2,367
Trade and other payables (excluding VAT and income taxes)	(8,780)	(17,985)	—	(4)
Current debt	—	(5,922)	—	—
Total	107,581	17,735	6,505	3,768

We monitor and manage this risk with the objective of ensuring our company-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. As at December 31, 2015, we have not entered into any derivatives to mitigate this risk.

Until December 2015 the Argentine government strictly regulated capital flows into and out of the country and had also been managing a gradual devaluation of the Argentine peso. This devaluation meant that net Argentine peso denominated assets (principally cash and VAT credits) lost value in U.S. dollar terms and capital controls limited our ability to manage this risk. We repatriated funds under a fixed schedule of debt repayments and also entered into an Argentine peso-denominated loan facility (note 15(a)) to offset devaluation risk.

In January 2014, the Argentine peso saw a significant devaluation event when the government reduced intervention and relaxed capital controls, and then from that time until December 2015 the Argentine peso reverted to a steady devaluation against the U.S. dollar. In December 2015 the new government of Argentina formally relaxed many of the capital controls and allowed a sudden devaluation of the Argentine peso from approximately 9.79 to 13.62 Argentine pesos per U.S. dollar on December 18, 2015, ending 2015 at 13.04 Argentine pesos per U.S. dollar. The new currency regime allowed the Argentine peso to freely fluctuate with market forces.

The result of the various policy changes was that, over the course of 2015, the Argentine peso devalued by approximately 53% compared to 31% in 2014, which had a material negative impact primarily on our VAT receivables asset, but has benefited our liabilities.

Over the course of 2015, the Canadian dollar weakened by 19% from 1.16 to 1.38 Canadian dollars per U.S. dollar. This devaluation, largely correlated to the price of oil, has resulted in material negative impacts on our marketable securities and CRA receivable balance, but has reduced our Canadian dollar liabilities. The impact on marketable securities is recognized in other comprehensive loss, but all other impacts are recorded in our consolidated statement of loss. Through the course of the year we managed to a minimal Canadian dollar cash balance, but have not undertaken any hedging strategies. This trend has assisted in reducing cash general and administrative expenses in 2015.

A 10% increase or decrease in the U.S. dollar exchange rate on financial assets and liabilities denominated in the following currencies, with all other variables held constant, would have resulted in the following impact to our total comprehensive income for the years ended December 31, 2015 and December 31, 2014:

Years ended December 31	2015	2014
	$	$
Canadian dollar	7,342	7,988
Argentine peso	208	1,183

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (Cont'd)
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents and Argentine peso-denominated loan facility because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The 2013 Notes have fixed interest rates and are not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because we record the 2013 Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.
As at December 31, 2015, the weighted average interest rate earned on our cash and cash equivalents was 0.40% (2014 - 0.30%). With other variables unchanged, a 1% change in the annualized interest rate would impact after-tax net income by $1,278,000 (2014 - $1,363,000).
b)Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:
Credit risk related to financial institutions and cash deposits Under our investment policy, investments are made only in highly-rated financial institutions, and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

Credit risk related to trade receivables We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.

Credit risk related to other financial assets All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectability.

We also have credit risk through our significant VAT receivables balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

Our maximum exposure to credit risk as at December 31, 2015 and December 31, 2014 was as follows:

	December 31, 2015	December 31, 2014
	$	$
Cash and cash equivalents	211,862	184,643
Value added tax receivable	26,795	37,527
Trade receivables and other assets	21,659	30,313
Other financial assets	4,206	41,001
	264,522	293,484
At December 31, 2015, no amounts were held as collateral except those discussed above related to other financial assets.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (Cont'd)
c)Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure as described in note 24(d). Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
To enhance our corporate liquidity in 2015 we entered into the Credit Facility (note 15(c)) of which we utilized $7,500,000 to release cash on deposit which had been used to secure an Argentine peso-denominated loan facility.
In addition, in order to manage our corporate liquidity, we use surety bonds to support certain environmental bonding obligations. As at December 31, 2015, we had surety bonds totaling $46,000,000 outstanding (December 31, 2014 - $17,750,000).
In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following is a maturity profile of financial liabilities and operating and capital commitments presenting contractual undiscounted cash flows:

	Payments due by period (as at December 31, 2015)					At December 31, 2014
Contractual obligations	Less than one year	1 - 3 years	4-5 years	After 5 years	Total	Total
	$	$	$	$	$	$
Trade and other payables (excluding derivative liabilities)	52,113	—	—	—	52,113	55,617
Derivative liabilities	689	212	—	—	901	—
Current provisions	65,633	—	—	—	65,633	56,058
Current debt	4,273	—	—	—	4,273	5,922
Convertible notes (i)	—	—	265,000	—	265,000	265,000
Interest on convertible notes (i)	7,619	22,856	3,809	—	34,284	41,903
Operating expenditure commitments	6,029	12,531	2,088	—	20,648	22,835
Minimum lease rental and lease payments	407	1,156	—	—	1,563	2,276
Total contractual obligations	136,763	36,755	270,897	—	444,415	449,611

(i)
The 2013 Notes mature in 2033 but are redeemable in part or in full at the option of the holder on February 1 at each of 2020, 2023, and 2028, or upon fundamental corporate changes. They are also redeemable by us in part or in full on and after February 1, 2018. The 2013 Notes bear interest of 2.875% per annum and are convertible into common shares upon specified events at a fixed conversion price of approximately $20.00 per common share (note 15).

In our opinion, working capital at December 31, 2015 together with future cash flows from operations are sufficient to support our commitments through 2016.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (Cont'd)
d)Capital management
Our objectives when managing capital are:

▪	to safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives;

▪	to maintain a flexible capital structure which lowers the cost of capital.
In assessing our capital structure, we include in our assessment the components of shareholders’ equity and convertible notes. In order to facilitate the management of capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors.
To maintain or adjust the capital structure, we may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.
As of December 31, 2015, we were in compliance with our externally-imposed financial covenants in relation to the Credit Facility (note 15(c)). Our 2013 Notes (note 15) do not contain any financial covenants.

25.	RELATED PARTY TRANSACTIONS
a)Key management compensation
Key management includes our directors (executive and non-executive) and other key officers, including the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. The compensation paid or payable to key management for employee services is shown below:

Years ended December 31	2015	2014
	$	$
Salaries and other short-term employee benefits	3,033	2,880
Post-employment benefits	29	22
Termination benefits	—	—
Share-based compensation (i)	4,069	2,326
Total compensation	7,131	5,228

(i)	Share-based compensation includes mark-to-market adjustments on cumulative DSU and PSU positions as reported in the consolidated statements of income.
b)Principal Subsidiaries
The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries, the most significant as at December 31, 2015 of which are presented in the following table:

Subsidiary	Location	Ownership	Principal project or purpose
Marigold Mining Company	USA (Nevada)	100%	Marigold
Mina Pirquitas, LLC	USA (Delaware)	100%	Pirquitas
Silver Standard Durango, S.A. de C.V.	Mexico	100%	Pitarrilla
Reliant Ventures S.A.C.	Peru	100%	San Luis
Intertrade Metals Limited Partnership	Canada	100%	Sales and marketing

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the year ended December 31, 2015 and 2014 are as follows:

Years ended December 31	2015	2014
	$	$
Trade and other receivables	8,646	14,561
Inventory	(19,706)	3,376
Trade and other payables	6,432	(1,773)
Provisions	12,307	7,202
	7,679	23,366
During the years ended December 31, 2015 and 2014, we conducted the following non-cash investing and financing transactions:

Years ended December 31	2015	2014
	$	$
Transfer of share-based payment reserve upon exercise of stock options	(162)	—
Shares received in exchange of marketable securities (note 6)	1,062	—
Shares disposed in exchange of marketable securities (note 6)	(1,315)	—
Shares given as consideration for exploration payment (note 6)	(360)	—
Shares received for sale of mineral property (note 8)	—	9,188
Deferred consideration received for sale of mineral property (note 8)	—	1,954